# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: International Media Acquisition Corp., CIK 0001846235
CUSIP: 459867107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1604 US Highway 130, N Brunswick, New Jersey (NJ), 08902
Date of event which requires filing of this statement: 03/12/2025
Filed by CIK 0002057998
Persons authorized to receive notices and communications: JC Unify Capital (Holdings)Ltd, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, Virgin Islands British (D8), VG1110, 852 95833199

## Reporting persons
- Yu-Fang Chiu (CIK 0002057998): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: personal funds (PF); sole voting power 4,782,675; shared voting power 0; sole dispositive power 4,782,675; shared dispositive power 0; aggregate amount beneficially owned 4,782,675 (69.96% of the class)
  Comment: The 4,782,675 shares referred to in Rows 7, 9 and 11 includes both (A) 4,125,000 shares of the Issuer's common stock, par value $0.0001 per share ("insider shares"), and (B) 657,675 shares of the Issuer's common stock, par value $0.0001 per share, underlying the private placement units. In addition to one share of common stock, each private placement unit also consists of one right ("Private Right") and one warrant ("Private Warrant"). Each Private Right entitles the holder to receive one-twentieth of one share of common stock at the closing of a business combination, and each Private Warrant entitles the holder to purchase three-fourths of one share of common stock at an exercise price of $11.50 per whole share, as more fully described under the heading "The Offering " in the Issuer's Registration Statement on Form S-1 (File No. 333- 255106). The Private Rights and Private Warrants have not been included in the calculation of beneficial ownership as they are not convertible or exercisable within sixty days of the date of this filing.
  
  Yu-Fang Chiu is the sole director of JC Unify Capital (Holdings) Limited and has voting and investment discretion with respect to the securities held of record by JC Unify Capital (Holdings) Limited. The percentage in Row (13) is based on 6,836,594 shares of common stock issued and outstanding as of February 14, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2025 filed with the Securities and Exchange Commission ("SEC") on February 14, 2025.
- JC Unify Capital (Holdings) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF), other (OO); sole voting power 4,782,675; shared voting power 0; sole dispositive power 4,782,675; shared dispositive power 0; aggregate amount beneficially owned 4,782,675 (69.96% of the class)
  Comment: The 4,782,675 shares referred to in Rows 7, 9 and 11 includes both (A) 4,125,000 shares of the Issuer's common stock, par value $0.0001 per share ("insider shares"), and (B) 657,675 shares of the Issuer's common stock, par value $0.0001 per share, underlying the private placement units. In addition to one share of common stock, each private placement unit also consists of one right ("Private Right") and one warrant ("Private Warrant"). Each Private Right entitles the holder to receive one-twentieth of one share of common stock at the closing of a business combination, and each Private Warrant entitles the holder to purchase three-fourths of one share of common stock at an exercise price of $11.50 per whole share, as more fully described under the heading "The Offering " in the Issuer's Registration Statement on Form S-1 (File No. 333- 255106). The Private Rights and Private Warrants have not been included in the calculation of beneficial ownership as they are not convertible or exercisable within sixty days of the date of this filing.
  
  Yu-Fang Chiu is the sole director of JC Unify Capital (Holdings) Limited and has voting and investment discretion with respect to the securities held of record by JC Unify Capital (Holdings) Limited. The percentage in Row (13) is based on 6,836,594 shares of common stock issued and outstanding as of February 14, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2025 filed with the Securities and Exchange Commission ("SEC") on February 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: International Media Acquisition Corp.
Address of issuer's principal executive offices: 1604 US Highway 130, N Brunswick, New Jersey (NJ), 08902

## Item 2. Identity and Background
Name of person filing: JC Unify Capital (Holdings) Limited ("JC Unify") is the record holder of the securities reported herein. Yu-Fang Chiu ("Ms. Chiu"), the sole director of JC Unify and has voting and investment discretion with respect to the securities held of record by JC Unify. Ms. Chiu may be deemed the beneficial owner of the securities held of record by JC Unify. Ms. Chiu disclaims any such beneficial ownership except to the extent of her pecuniary interest. JC Unify and Ms. Chiu are collectively referred herein as the "Reporting Persons".
Residence or business address: The principal business address of each of the Reporting Persons is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.
Present principal occupation or employment:
The Principal business of JC Unify is to act as a holding limited liability company of its investment in the Issuer. Ms. Chiu is the sole director of JC Unify and has voting and dispositive power over the securities of the Issuer held by JC Unify.

Yu-Fang Chiu has served as our Chief Executive Officer, Chief Financial Officer and Chairperson of the Issuer since March 11, 2025. Since 2022, Ms. Chiu served as President of Joint Consulting Co., LTD. Joint Consulting Co., Ltd has its principal business at No. 155 Shunde 1st St. Xitun District, Taichung City, Taiwan (R.O.C.).
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship:
JC Unify Capital (Holdings) Limited is a British Virgin Islands company.
Yu-Fang Chiu is a citizen of Taiwan (R.O.C.)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Pursuant to a securities purchase agreement dated November 10, 2023 and as amended on January 31, 2024 (the "SPA"), between JC Unify, the Issuer, Content Creation Media LLC (the "Prior Sponsor") and Shibasish Sarkar (the "Seller", together with the Prior Sponsor, the "Sellers"), JC Unify purchased 4,125,000 shares of common stock ("insider shares") and 657,675 private placement units, for an aggregate purchase price of $1.00.

In addition, JC Unify has agreed to provide the Issuer a loan of up to an aggregate of $2,300,000 pursuant to the terms of three unsecured promissory notes with the Issuer, dated June 28, 2024 and as amended on June 28, 2024 (the "Promissory Note A"), dated February 27, 2024 and as amended on June 28, 2024 (the "Promissory Note B"), and dated February 27, 2024 and as amended on June 28, 2024 (the "Promissory Note C", together with Promissory Note A and Promissory Note B, the "Promissory Notes").

Pursuant to the Promissory Notes, the Sponsor has the right to convert the Promissory Notes into units consisting of one share of common stock of the Issuer and one right to receive one-twentieth of one share of common stock of the Issuer (together, the "Conversion Securities"), with no fractional Conversion Securities to be issued upon conversion, and the Promissory Notes to be converted immediately prior to the closing of the business combination. The number of Conversion Securities to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor under the Promissory Notes by (y) $10.00.

The description of the Promissory Notes is qualified in its entirety by reference to the full text of such agreement, copies of which were filed by the Issuer as Exhibit 10.2, 10.3 and 10.4, respectively, to the Form 8-K filed by the Issuer with the SEC on July 1, 2024 (and are incorporated by reference herein as Exhibit 10.2, 10.3, and 10.4, respectively).

The source of the funds used for the purchase of the equity under the SPA and the amounts loaned under the Promissory Notes consisted of funds borrowed by JC Unify and contributions made by its shareholders.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to a securities purchase agreement dated November 10, 2023 and as amended January 31, 2024 (the "SPA"), between JC Unify, the Issuer, Content Creation Media LLC (the "Prior Sponsor") and Shibasish Sarkar (the "Seller", together with the Prior Sponsor, the "Sellers"), JC Unify purchased 4,125,000 shares of common stock ("insider shares") and 657,675 private placement units, as more fully described under the heading "The Offering " in the Issuer's Registration Statement on Form S-1 (File No. 333- 255106), for an aggregate purchase price of $1.00.

JC Unify acquired the Common Stock in connection with the Closing on March 12, 2025.

Each Reporting Person, at any time and from time to time may directly or indirectly acquire additional Common Stock or any securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

Ms. Chiu also serves as Chief Executive Officer, Chief Financial Officer and Chairman of the board of directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, each of the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional ordinary shares and/or other securities, selling some or all of its ordinary shares and/or other securities, or changing its intention with respect to any and all matters referred to in Item 4.

The Reporting Persons may, at any time and from time to time, formulates other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of shares of common stock beneficially or directly owned by the Reporting Persons is based upon a total of 6,836,594 shares of common stock issued and outstanding as of February 14, 2025. The Reporting Persons beneficially own 4,782,675 shares of common stock, representing approximately 69.96% issued and outstanding shares of common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Persons is 4,782,675 shares of common stock, representing approximately 69.96% issued and outstanding shares of common stock.
Transactions in the class effected during the past sixty days: Except as set forth in the response to Item 4, there were no other transactions effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

1. Joinder Agreement dated March 11, 2025, by and among JC Unify Capital (Holdings) Limited, Continental Stock Transfer & Trust Company, and International Media Acquisition Corp.

As previously disclosed in the Current Report on Form 8-K filed by the Issuer with the SEC on August 2, 2021, the Issuer entered into a Stock Escrow Agreement on July 28, 2021 (the "Stock Escrow Agreement"), with Continental Stock Transfer & Trust Company (the "Escrow Agent") and the Initial Stockholders (as defined in the Stock Escrow Agreement) of the Company.

On March 11, 2025, the Sponsor entered into a joinder agreement (the "Joinder Agreement") with IMAQ and the Escrow Agent, pursuant to which the Sponsor agreed to be deemed a party to the Stock Escrow Agreement, to be bound by, and to comply with the Stock Escrow Agreement as an Initial Stockholder in the same manner as if it was an original signatory to the Stock Escrow Agreement. The description of the Joinder Agreements is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.7 to the Form 8-K filed by the Issuer with the SEC on March 14, 2025 (and is incorporated by reference herein as Exhibit 10.1).

2. Promissory notes

Pursuant to the Promissory Notes, the sponsor agreed to provide the Issuer a loan of up to an aggregate of up to $2,300,000 and further agreed that the Sponsor has the right to convert the Promissory Notes into Conversion Securities with no fractional Conversion Securities to be issued upon conversion, and the Promissory Notes to be converted immediately prior to the closing of the business combination. The number of Conversion Securities to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor under the Promissory Notes by (y) $10.00.

As additional consideration for JC Unify making the Promissory Note A available to the Issuer, the Issuer shall issue to JC Unify (a) 100,000 new units at the closing of the business combination, which shall be identical in all respects to the private placement units issued at the Issuer's initial public offering (the "New Units"), and (b) 847,675 shares of common stock of the Issuer (the "Additional Securities") of which (i) 250,000 of the Additional Securities shall be subject to no transfer restrictions or any other lock-up provisions, earn outs or other contingencies, and shall be registered for resale pursuant to the first registration statement filed by the Issuer or the surviving entity in connection with the closing of the business combination, or if no such registration statement is filed in connection with the closing of the business combination, the first registration statement filed subsequent to the closing of the business combination, which will be filed no later than 30 days after the closing of the business combination and declared effective no later than 60 days after the closing of the business combination; and (ii) 657,675 of the Additional Securities shall be subject to the same terms and conditions applied to the insider shares described in the Issuer's Registration Statement on Form S-1 (File No. 333- 255106). The Additional Securities and New Units shall be issued to the Sponsor in conjunction with the closing of a Business Combination.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Joinder Agreement, dated as of March 11, 2025, by and among the Issuer, the Sponsor and the Escrow Agent (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 14, 2025).

Exhibit 10.2 Promissory Note A, dated as of January 31, 2024, and as amended on June 28, 2024, by and among the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 1,

Exhibit 10.3 Promissory Note B, dated as of February 27, 2024, and as amended on June 28, 2024, by and among the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 1

Exhibit 10.4 Promissory Note C, dated as of February 27, 2024, and as amended on June 28, 2024, by and among the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 1

Exhibit 10.5 Joint Filing Agreement by and among the Reporting Persons, dated March 18, 2025.

## Signatures
- Yu-Fang Chiu: /s/ Yu-Fang Chiu, Yu-Fang Chiu/ Individual (03/18/2025)
- JC Unify Capital (Holdings) Limited: /s/ Yu-Fang Chiu, Yu-Fang Chiu/ Director of JC Unify Capital (Holdings) Limited (03/18/2025)